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Market Risk

The Company is exposed to market risk from changes in interest rates and equity prices, which could affect its future results of operations and financial condition. The Company manages its exposure to these risks through its regular operating and financing activities.

Interest Rates: The Company's available for sale investments and subordinated convertible debentures are sensitive to changes in interest rates. Interest rate changes would result in a change in the fair value of these financial instruments due to the difference between the market interest rate and the rate at the date of purchase of the financial instrument. A 10% decrease in year-end 1998 market interest

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

rates would result in no material impact on the net fair value of the Company's interest-sensitive financial instruments.

Equity Prices: The Company's subordinated convertible debentures are sensitive to fluctuations in the price of the Company's common stock into which the debentures are convertible. Changes in equity prices would result in changes in the fair value of the Company's subordinated convertible debentures due to the difference between the current market price and the market price at the date of issuance of debentures. A 10% increase in the year-end 1998 market equity prices would result in an increase of $38,600,000 on the net fair value of the Company's subordinated convertible debentures.